12014421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15826

SEC MAIL PROCESSING SECTION RECEIVED FEB 29 2012

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Bloor Street, East
(No. and Street)

Toronto (City) Ontario, Canada (State) M4W1E5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Declan O'Beirne (617) 572-7205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Declan O'Beirne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Distributors LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public 2.27.12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

John Hancock Distributors LLC
Year Ended December 31, 2011
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

John Hancock Distributors LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 13
Schedule II – Statement Regarding SEC Rule 15c3-3 14

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) 15

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
John Hancock Distributors, LLC

We have audited the accompanying statement of financial condition of John Hancock Distributors, LLC as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Distributors, LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2012

John Hancock Distributors LLC

Statement of Financial Condition

December 31, 2011
(In thousands)

Assets	
Cash and cash equivalents	$ 16,753
Commissions and distribution fees receivable	975
Due from affiliated companies	1,753
Deferred selling commissions	1,980
Prepaid expenses	191
Total assets	$ 21,652
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 124
Cash overdraft	1,083
Commissions and distribution expenses payable	24
Distributions payable to John Hancock Life Insurance Company (U.S.A.)	3,426
Due to affiliated companies	6,476
Deferred income taxes, net	693
Total liabilities	11,826
Member's equity	9,826
Total liabilities and member's equity	$ 21,652

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Income

Year Ended December 31, 2011
(In thousands)

Revenues	
Underwriting and distribution fees	$ 647,052
Fees earned pursuant to Rule 12b-1 distribution plans	177,232
Dividends, interest and other	2
Total revenues	824,286
Expenses	
Selling commissions	304,735
Trail commissions	273,340
Distribution expenses	59,112
Service fees	21,681
Other selling, general and administrative expenses	5,710
Total expenses	664,578
Income before income tax expense	159,708
Income tax expense	(55,898)
Net income	$ 103,810

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2011
(In thousands)

Balance at January 1, 2011	$ 9,800
Net income	103,810
Distributions declared	(103,784)
Balance at December 31, 2011	$ 9,826

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Cash Flows

Year Ended December 31, 2011
(In thousands)

Operating activities	
Net income	$ 103,810
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of deferred selling commissions	760
Deferred income taxes, net	(34)
Change in operating assets and liabilities:	
Commissions and distribution fees receivable	98
Due to/from affiliated companies	(600)
Deferred selling commissions, excluding amortization	(664)
Prepaid expenses	72
Accounts payable and accrued expenses	(912)
Cash overdraft	206
Commissions and distribution expenses payable	(482)
Net cash provided by operating activities	102,254
Financing activity	
Distributions paid to JHUSA	(104,809)
Net cash used in financing activities	(104,809)
Net decrease in cash and cash equivalents	(2,555)
Cash and cash equivalents at beginning of year	19,308
Cash and cash equivalents at end of year	$ 16,753
Supplemental cash flows disclosures:	
Income tax payments paid to parent company	$ (56,463)

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Notes to Financial Statements

December 31, 2011

1. Organization and Description of Business

John Hancock Distributors LLC (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was incorporated in the State of Delaware on August 1, 2001 and is a wholly-owned subsidiary of The John Hancock Life Insurance Company (U.S.A.) (JHUSA (formerly Manufacturers Life Insurance Company (U.S.A)), which is the only admitted member of the Company which is, in turn an indirect, wholly-owned subsidiary of the Manulife Financial Corporation (Manulife).

The Company is a member of the Securities Investor Protection Corporation (SIPC) through which customer accounts are protected in the event of the firm's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or effect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products and variable annuity products issued by JHUSA and registered investment companies (the Funds) managed by The Berkeley Financial Group, LLC and Subsidiaries (the Berkeley Group).

The Berkeley Financial Group, LLC and Subsidiaries (the Berkeley Group) is a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries) which is in turn a wholly-owned subsidiary of JHUSA which is in turn a wholly-owned subsidiary of Manufacturers Investment Corporation (MIC) which in turn is a subsidiary of Manulife.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses and disclosures.S uch estimates primarily relate to unsettled transactions, deferred taxation and other events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

2. Summary of Significant Accounting Policies (continued)

Fair Values of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments, with an initial maturity of less than three months and investments in money market registered investment companies to be cash equivalents. Investments included in cash and cash equivalents are recorded at net asset value.At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B-shares, which carry Contingent Deferred Sales Charges (CDSC). B-share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not exceeding six years. The amortization period is intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed.

Revenue Recognition

Underwriting and distribution fees are derived principally from the purchase and sale of variable life insurance products and the retail purchase and sale of variable annuity products issued by JHUSA and John Hancock Life Insurance Company of New York (JHNY). This revenue is recorded during the period in which underwriting and distribution services are performed. Underwriting and distribution fees are collected monthly. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Dividend income is recognized on ex-dividend date, and interest income is recognized on an accrual basis.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Accounting Standards Codification (ASC) 820-10 established a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds and credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of December 31, 2011 in valuing the Company's investments which are included in cash and cash equivalents.

Valuation Inputs	Investment in Securities *(In thousands)*
Level 1	$ 16,753
Level 2	–
Level 3	–
Total	$ 16,753

Income Taxes

The operations of the Company are included with those of JHUSA in the filing of a consolidated Federal income tax return. The Company has computed its income tax provision on a separate-entity basis using the liability method in accordance with (ASC) 740-10, *Accounting for Income Taxes*.

3. Related Party Matters

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by JHUSA and Manulife and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

3. Related Party Matters (continued)

Rule 12b-1 Distribution Plans

The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. The Company earns Rule 12b-1 distribution fees for distributing certain funds for John Hancock Funds, LLC (Funds, LLC), an affiliated company. Rule 12b-1 distribution fees earned from Funds, LLC amounted to $19,681,000 out of total Rule 12b-1 distribution fees of $177,232,000 for the year ended December 31, 2011.

Service Fees

The Company receives 12b-1 fees for the distribution and servicing of mutual fund assets held in 401(K) Plan products issued by JHUSA. The Company subcontracts the shareholder servicing for those assets to JHUSA. The Company paid service fees of $21,681,000 to JHUSA for these services for the year ended December 31, 2011.

Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2011 in the amount of $1,753,000 included 12b-1 fee commissions and other expenses paid by the Company on behalf of John Hancock Investment Management Services, LLC (JHIMS) and Funds, LLC.

Due to affiliated companies at December 31, 2011 in the amount of $6,476,000 included income taxes and transfer price expenses paid on behalf of the Company by JHUSA and other expenses paid on behalf of the Company by JHNY and John Hancock Signature Services, Inc. (Signature Services).

The Company receives underwriting and distribution fees from JHUSA and JHNY for the sale of variable annuities, retirement plan services and variable life insurance products. The total amount of fees received from related parties was $368,880,000 for the year ended December 31, 2011.

JHUSA and JHNY pay all selling and administrative costs and certain other expenses as mutually agreed upon and are reimbursed by the Company. Reimbursed amounts included in selling, general and administrative expenses totaled $6,217,000 for the year ended December 31, 2011.

For the year ended December 31, 2011, the Company paid distributions of $104,809,000 to JHUSA.

3. Related Party Matters (continued)

Other Related-Party Matters

The Company paid approximately $56,463,000 in Federal taxes to JHUSA in 2011. The Company did not pay any state taxes to JHUSA in 2011.

Certain directors and officers of the Company are officers, directors and/or trustees of the Berkeley Group, JHUSA and Manulife.

4. Deferred Selling Commissions

The rollforward of deferred selling commissions as of December 31 are as follows:

	2011
	(In thousands)
Balance at January 1	$ 2,076
Additions	664
Amortization	(760)
Balance at December 31	$ 1,980

5. Income Taxes

Income tax expense attributable to operations was computed at the U.S. Federal statutory tax rates and is equal to the income tax expense recorded on the statement of income for the year ended December 31, 2011.

Significant components of income tax expense (benefit) are as follows:

	Year Ended December 31, 2011
	(In thousands)
Current:	
Federal	$55,932
Total current	55,932
Deferred:	
Federal	(34)
Total deferred	(34)
	$55,898

5. Income Taxes (continued)

Significant components of the Company's recognized gross deferred tax liabilities and assets are as follows as of December 31:

	2011
	(In thousands)
Deferred tax liabilities:	
Deferred selling commissions	$ 693
Net deferred tax liabilities	$ 693

Pursuant to FASB ASC 740-10-50, *Accounting for Uncertainty in Income Taxes*, and based on a review and analysis of the Company's tax positions taken during the year ended December 31, 2011 there was no material impact on the Company's financial position or results of operations.

The Company's common parent John Hancock Financial Corporation (formerly known as John Hancock Holdings Delaware LLC "JHHLLC") merged with Manulife Holdings Delaware LLC ("MHDLLC") resulting in a new combined group for 2010. The returns for the new combined group have not yet been examined.

For the legacy MHDLLC prior to 2010, in the U.S., the Internal Revenue Service ("IRS") has completed and settled its examination for the years prior to 2004. The Company's common parent has filed protests with the IRS Appeals Division for years 2004-2007 and the appeals process continues. The IRS has commenced examination of the 2008 and 2009 years.

The Company recognizes interest accrued, if any, related to unrecognized tax benefits in interest and penalties expense in Other selling, general and administrative expenses. During the year ended December 31, 2011 the Company did not have any such interest expense.

6. Net Capital

Effective October 1, 2010, the Company received approval from the Financial Industry Regulatory Authority to adopt the alternative method of computing net capital.

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 the Company had net capital, as defined, of $5,286,000,mi nimum net capital requirement at December 31, 2011 was $250,000.

7. Contingencies

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

8. Subsequent Events

The management of the Company has evaluated subsequent events through February 27, 2012 the date the financial statements were available to be issued, and determined that no events have occurred that requires disclosure.

Supplemental Information

John Hancock Distributors LLC

Schedule I—Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

	(In thousands)
Computation of net capital	
Total member's equity (from statement of financial condition)	$ 9,826
Allowable credits:	
Deferred taxes	693
Total capital and allowable credits	10,519
Deductions and/or charges:	
Nonallowable assets:	
Commissions and distribution fees receivable	975
Due from affiliated companies	1,753
Deferred selling commissions	1,980
Prepaid expenses	191
Total nonallowable assets	4,899
Net capital before haircuts on securities positions	5,620
Haircuts on securities:	
Investment in money market fund	334
Net capital	$ 5,286
Computation of alternate net capital requirement	
Minimum net capital required (2% of aggregate debit item pursuant to Rule 15c3-3)	$ –
Minimum dollar net capital requirement	$ 250
Net capital requirement (greater of above amounts)	$ 250
Excess net capital over requirement	$ 5,036

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form x-17a-5, Part II A filing as of December 31, 2011.

John Hancock Distributors LLC

Schedule II–Statement Regarding Sec Rule 15c3-3

December 31, 2011

The Company has claimed an exemption from Rule 15c3-3 under the provision of paragraph (k)(1) of the Rule at December 31, 2011.

Supplementary Report

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member of
John Hancock Distributors, LLC

In planning and performing our audit of the financial statements of John Hancock Distributors, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2012

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Member of
John Hancock Distributors, LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of John Hancock Distributors, LLC (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2011. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries in management's general ledger and cash wire system.

   Procedure completed without exception.

2. Compared the amounts reported on management's SIPC revenue breakdown worksheet derived from the FOCUS reports and amended FOCUS reports for the fiscal period from January 1, 2011 through December 31, 2011 with the amounts reported in Form SIPC-7T for the fiscal period from January 1, 2011 through December 31, 2011 covered by the Form SIPC-7T.

   Procedure completed without exception.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers included as part of management's SIPC revenue breakdown worksheet.

   Procedure completed without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   Procedure completed without exception.

ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and management of the Company, SIPC, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2012

John Hancock Advisers, LLC

601 Congress Street
Boston, MA 02210-2805

John Hancock
the future is yours

February 27, 2012

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

In connection with your agreed-upon procedures engagement relating to evaluating John Hancock Distributors, LLC (the "Company") Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) (the "Assessment") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011 we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to perform the specified procedures. Accordingly, we make the following representations with respect to the Assessment, which are true to the best of our knowledge and belief.

We acknowledge that, as members of management of the Company we are responsible for Form SIPC-7T and the Assessment. We are also responsible for selecting the criteria against which the Assessment should be measured and for determining that such criteria are appropriate for our purposes.

We have made available to you all records related to the Assessment and the agreed-upon procedures.

No events or transactions have occurred since December 31, 2011 or are pending that would have an effect on the Assessment.

We are not aware of any capital lease, material cooperative arrangement or other business relationship between the Company and Ernst & Young LLP or any other member firm of the global Ernst & Young organization.

We are not aware of any reason that Ernst & Young LLP would not be considered to be independent.

We understand that your agreed-upon procedures engagement was conducted in accordance with standards established by the American Institute of Certified Public Accountants. We understand that an agreed-upon procedures engagement is substantially less in scope than an examination, the objective of which is the expression of an opinion on the Assessment. We also understand that the sufficiency of the procedures performed is solely the responsibility of the specified users of the report.

Very truly yours,

Jeff Long
Business Unit Chief Financial Officer

Declan O'Beirne
Legal Entity Chief Financial Officer

Karen Walsh
President, John Hancock Distributors

Ernst & Young LLP

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